                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)


                             HANOVER DIRECT, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.66-2/3 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  440506 10 3
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                         Theodore H. Kruttschnitt, III
                            One Bay Plaza, Suite 850
                             1350 Bayshore Highway
                             Burlingame, CA  94010

- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1994
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ] .

Check the following box if a fee is being paid with this statement  [ ] .



                        (Continued on following page(s))

                               Page 1 of 23 Pages

                        Exhibit Index Appears on Page 9

CUSIP No.  440506 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Theodore H. Kruttschnitt, III
- -----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER         (a) [x]
     OF A GROUP                                    (b) [ ]
- -----------------------------------------------------------------

3    SEC USE ONLY
- -----------------------------------------------------------------

4    SOURCE OF FUNDS
- -----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.A.
- ----------------------------------------------------------------

   NUMBER      7    SOLE VOTING POWER              5,320,887*
     OF        -------------------------------------------------
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER
    OWNED      --------------------------------------------------
     BY
    EACH       9    SOLE DISPOSITIVE POWER         5,320,887*
  REPORTING    --------------------------------------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
- -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                        5,320,887*
- -----------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
- -----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  6.42%
- -----------------------------------------------------------------

14   TYPE OF REPORTING PERSON            IN
- -----------------------------------------------------------------



- ----------------------------------

*    See Item 5 hereof.

CUSIP No.  440506 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. David Hakman
- -----------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER         (a) [x]
     OF A GROUP                                    (b) [ ]
- -----------------------------------------------------------------

3    SEC USE ONLY
- -----------------------------------------------------------------

4    SOURCE OF FUNDS
- -----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
- -----------------------------------------------------------------

   NUMBER      7    SOLE VOTING POWER              28,434*
     OF        --------------------------------------------------
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER
    OWNED      --------------------------------------------------
     BY
    EACH       9    SOLE DISPOSITIVE POWER         28,434*
  REPORTING    --------------------------------------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
- -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                        28,434*

- -----------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  [ ]
     CERTAIN SHARES
- -----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .03%
- -----------------------------------------------------------------

14   TYPE OF REPORTING PERSON            IN
- -----------------------------------------------------------------



- ----------------------------------

*    See Item 5 hereof.

CUSIP No.  440506 10 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Edmund R. Manwell
- -----------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER         (a) [x]
     OF A GROUP                                    (b) [ ]
- -----------------------------------------------------------------

3    SEC USE ONLY
- -----------------------------------------------------------------

4    SOURCE OF FUNDS
- -----------------------------------------------------------------

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS       [ ]
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -----------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION          U.S.A.
- -----------------------------------------------------------------

   NUMBER      7    SOLE VOTING POWER              33,628*
     OF        --------------------------------------------------
   SHARES
BENEFICIALLY   8    SHARED VOTING POWER
    OWNED      --------------------------------------------------
     BY
    EACH       9    SOLE DISPOSITIVE POWER         33,628*
  REPORTING    --------------------------------------------------
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
- -----------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                                        33,628*
- -----------------------------------------------------------------

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     [ ]
     CERTAIN SHARES
- -----------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .04%
- -----------------------------------------------------------------

14   TYPE OF REPORTING PERSON                      IN
- -----------------------------------------------------------------



- ----------------------------------

*    See Item 5 hereof.

     Item 1.  Security and Issuer.

          This Amendment No. 9 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66-2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 1500 Harbor Boulevard, Weehawken, New Jersey 07087.

Item 2.  Identity and Background.

          (a)-(c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is One Bay Plaza, 1350 Bayshore Highway, Suite 850, Burlingame, California 94010.

          Mr. J. David Hakman's principal occupation is serving as Chief Executive Officer of Hakman Capital Corporation, an investment banking firm located at 1350 Bayshore Highway, One Bay Plaza, Suite 333, Burlingame, California 94010.

          Mr. Edmund R. Manwell's principal occupation is serving as Senior Partner of the law firm of Manwell & Milton, 101 California Street, Suite 3750, San Francisco, California 94111.

          (d)-(f) During the last five years, none of Messrs. Kruttschnitt, Hakman or Manwell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Kruttschnitt, Hakman and Manwell are all United States citizens.

Item 3.   Source and Amount of Funds or other Consideration.

          Not Applicable.


Item 4.  Purpose of the Transaction.

          Pursuant to the Understandings Letter, dated March 8, 1994 (the "Understandings Letter"), which was executed on March 9, 1994, by and among Mr. Kruttschnitt, the Company, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Alex. Brown & Sons Incorporated (the "Underwriters"), Mr. Kruttschnitt and the Underwriters outlined certain arrangements which they intend to perform in connection with an offering of shares of Common Stock to the public (the "Offering"), including, among other things, that (i) the total size of the Offering is expected to be 10,000,000 shares of Common Stock, which will include 3,500,000 shares of Common Stock owned by Mr. Kruttschnitt, (ii) Mr. Kruttschnitt will provide (to the extent he owns sufficient shares to include in the Offering) for 37.45% (initially 525,000 shares) of an over-allotment option, to be exercised at the option of the Underwriters, (iii) subject to Mr. Kruttschnitt's approval (and to the extent Mr. Kruttschnitt owns sufficient shares to include in the Offering), if the amount of the shares in the Offering increases to an amount above 10,000,000 shares, then Mr. Kruttschnitt shall have the option to include additional shares in the Offering in an amount up to an amount equal to 37.45% of the increase over 10,000,000 shares, (iv) in the event that the size of the Offering is reduced to less than 10,000,000 shares, the portion of Mr. Kruttschnitt's shares included in the Offering shall be reduced by an amount equal to 37.45% of the amount of shares less than 10,000,000 that the Offering is reduced and (v) if Mr. Kruttschnitt sells any of his shares of Common Stock in the Offering, (x) at the effectiveness of the Company's Registration Statement relating to the Offering (the "Registration Statement"), he shall sign a Purchase Agreement among the Company, the shareholders participating in the Offering and the Underwriters (collectively the "Signatories") (making the representations and giving the indemnity in the form set forth in Annex A to the Understandings Letter), and (y) at the pricing, he shall sign a Price Determination Agreement among the Signatories in a form to be no more adverse to Mr. Kruttschnitt than the draft attached to the Understandings Letter as Annex B.

          The foregoing description of the Understandings Letter is a summary of certain of its terms and reference is made to a copy of such Understandings Letter which is attached hereto as Exhibit 1 and incorporated herein by reference for all of its terms and conditions.

           Pursuant to a Letter Agreement, dated February 18, 1994 (the "Lock-Up Letter"), which was executed on March 9, 1994, by and among Mr. Kruttschnitt and the Underwriters, Mr. Kruttschnitt agreed that from the date of the Lock-Up Letter until 180 days after the Registration Statement becomes effective, he will not, without the prior written consent of Merrill Lynch, directly or indirectly sell (or offer or contract to sell), transfer, pledge (subject to certain specified exceptions) or otherwise dispose of any shares of Common Stock or securities convertible into or exercisable or exchangeable for Common Stock, except under certain circumstances outlined in the Lock-Up Letter. Under certain circumstances, which are described in the Lock-Up Letter, the Lock-Up Letter shall have no force and effect.

          The foregoing description of the Lock-Up Letter is a summary of certain of its terms and reference is made to a copy of such Lock-Up Letter which is attached hereto as Exhibit 2 and incorporated herein by reference for all of its terms and conditions.

          Pursuant to a Letter Agreement, dated as of February 18, 1994 (the "Resignation Agreement"), which was executed on March 9, 1994, by and among the Company and Messrs. Hakman, Manwell and Kruttschnitt, effective upon the date of the closing of the sale of at least 3,500,000 shares of Common Stock by Mr. Kruttschnitt (excluding any shares that may be sold pursuant to the exercise of the over-allotment option) pursuant to the Registration Statement, (i) Mr. Kruttschnitt agrees to resign as a director of the Company, (ii) the Letter Agreement dated May 5, 1989 (the "Letter Agreement") between Messrs. Kruttschnitt, Hakman and Manwell and The Horn & Hardart Company, a predecessor in interest to the Company, shall have no further force and effect, and (iii) each of Messrs. Hakman and Manwell shall continue to serve the unexpired portion of his respective term as a director unless he shall cease to qualify as a director or shall have resigned.

          In the event that at least 3,500,000 shares of Mr. Kruttschnitt's Common Stock (excluding any shares that may be sold pursuant to the exercise of the over-allotment option) have not been sold pursuant to the Registration Statement by May 1, 1994, or in the event the Company prior thereto shall have withdrawn the Registration Statement, the Resignation Agreement shall be void and of no further force and effect and the Letter Agreement shall remain in full force and effect.

          The foregoing description of the Resignation Agreement is a summary of certain of its terms and reference is made to a copy of such Resignation Agreement which is attached hereto as Exhibit 3 and incorporated herein by reference for all of its terms and conditions.


Item 5.  Interest in Securities of the Issuer.

          (a) Mr. Kruttschnitt is the beneficial owner of 5,320,887 shares of Common Stock of the Company as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), 15,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 5,320,887 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 6.42% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

          Mr. Hakman is the beneficial owner of 28,434 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3, 15,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 28,434 shares of Common Stock represent, in accordance with Rule 13d-3, approximately .03% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

          Mr. Manwell is the beneficial owner of 33,628 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3, 20,000 of which are options to purchase shares of Common Stock exercisable within 60 days. The 33,628 shares of Common Stock represent, in accordance with Rule 13d-3, approximately .04% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

          Messrs. Kruttschnitt, Hakman and Manwell as a group are the beneficial owners of 5,382,949 shares of Common Stock of the Company, as determined in accordance with Rule 13d-3. The 5,382,949 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 6.49% of the 82,933,177 shares of Common Stock outstanding as of January 1, 1994.

          (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 5,320,887 shares of Common Stock except for 15,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

          Mr. Hakman has the sole power to vote and dispose of all his 28,434 shares of Common Stock except for 15,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

          Mr. Manwell has the sole power to vote and dispose of all his 33,628 shares of Common Stock except for 20,000, which represent options to purchase shares of Common Stock exercisable within 60 days.

          (c) and (d) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, none of the Reporting Persons has any contract, arrangement, understanding or relations with one or more security holders of the Company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Company which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relations in the future.

Item 7.  Material to be Filed as Exhibits.              Page

          Exhibit 1:      Understandings Letter
by and among Mr. Kruttschnitt, the Company and
the Underwriters.                                         13

          Exhibit 2:      Lock-Up Letter by and
among Mr. Kruttschnitt and the Underwriters.              19

          Exhibit 3:      Resignation Agreement
by and among the Company and Messrs. Hakman,              22
Manwell and Kruttschnitt.

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 1994




                                /s/ Theodore H. Kruttschnitt, III
                               ----------------------------------
                               Theodore H. Kruttschnitt, III

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 1994




                                     /s/ Edmund R. Manwell
                                    ----------------------
                                    Edmund R. Manwell

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 22, 1994




                                      /s/ J. David Hakman
                                    ---------------------
                                    J. David Hakman

                                Exhibit Index

          Exhibit 1:      Understandings Letter
by and among Mr. Kruttschnitt, the Company and
the Underwriters.                                         13

          Exhibit 2:      Lock-Up Letter by and
among Mr. Kruttschnitt and the Underwriters.              19

          Exhibit 3:      Resignation Agreement
by and among the Company and Messrs. Hakman,              22
Manwell and Kruttschnitt.